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Thomas Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161

December 22, 2015

VIA Hand Delivery
AND EDGAR

Michael Clampitt

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	ZAIS Group Holdings, Inc. Registration Statement on Form S-3 Filed November 23, 2015 File No. 333-208174

Dear Mr. Clampitt:

On behalf of ZAIS Group Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated December 16, 2015, relating to the Company’s Registration Statement on Form S-3 filed with the Commission on November 23, 2015 (the “Initial Form S-3”).

The Company is concurrently filing via EDGAR an Amendment No. 1 to the Initial Form S-3 (the “Amended Form S-3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a copy of the Amended Form S-3 marked to show changes from the Initial Form S-3.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amended Form S-3.

Selling Stockholders, page 49

1.	Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

United States Securities and Exchange Commission

December 22, 2015

Response: The Company has revised the “Selling Stockholders” section of the Amended Form S-3 to disclose which selling security holders are broker-dealers or affiliates of broker dealers and to disclose that each such selling security holder acquired the shares of Class A common stock being offered for resale in the ordinary course of business and does not have any agreements or understandings, directly or indirectly, with any persons to distribute such securities.

2.	Please revise to disclose that any donees, pledgees, transferees or any other successors-in-interest must be named by prospectus supplement before they can sell their shares via this prospectus. Please refer to Regulation S-K Compliance and Disclosure Interpretation 140.03, which is available on our website, for more information.

Response: The Company has revised the disclosure on page 49 as requested.

3.	Please identify the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by the entities listed below.

•	Bulldog Investors General Partnership
•	Burke Family Trust
•	Dickinson Investments LLC
•	EarlyBirdCapital, Inc.
•	Graubard Miller
•	Healey Associates LLC
•	Healey Family Foundation
•	Panmar Capital LLC
•	Parsifal Partners B LP
•	Pensco Trust Company
•	SC-NGU LLC
•	White Sand Investor Group LP
•	Paul David Schaeffer & Jacqueline K Schaeffer Living Trust DTD 3-1-04

Please refer to Regulation S-K Compliance and Disclosure Interpretation 240.04, which is available on our website, for more information.

United States Securities and Exchange Commission

December 22, 2015

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.

4.	We note that the transferability of your Founders’ Shares appears to be restricted except with respect to certain permitted transferees. As a result, please tell us why you are only registering 4,100,981 Founders’ Shares when your disclosure on pages 51 and 52 indicates that 4,398,750 Founders’ Shares have been issued but not yet repurchased.

Response: The Company respectfully advises the Staff that in connection with the Company’s business combination which closed in March 2015, certain of the Company’s sponsors forfeited to the Company 130,040 founder shares which were cancelled by the Company. In addition, the Company is not registering 162,498 founder shares that are beneficially owned by Christian Zugel, the Company’s Chief Investment Officer, and certain trusts affiliated with Mr. Zugel, and 5,231 founder shares held by another stockholder of the Company because these holders have requested that such founder shares not be registered.

Exhibit 5.1

5.	Please have counsel revise its legal opinion to opine on the legality of all 5,804,181 Class A shares of common stock being registered for resale on behalf of your selling shareholders.

Response: In response to the Staff’s comment, the Company has filed a new legal opinion covering all of the shares of 5,804,181 Class A common stock being registered as an exhibit to the Amended Form S-3.

In connection with the response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 22, 2015

Please contact me at 202-756-8161 if you have any questions or require any additional information in connection with this letter or the Amended Form S-3.

Sincerely,

/s/ Thomas P. Conaghan

Thomas P. Conaghan

TPC

cc: Christopher Dunham, Staff Attorney, Division of Corporation Finance

DM_US 68495451-2.089068.0034